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[LOGO] PURE RESOURCES
                                                                  Exhibit (a)(1)


                               October 15, 2002


Dear Holders of Pure Resources, Inc. common stock:




   On August 21, 2002, Unocal Corporation's Union Oil Company of California subsidiary publicly announced that it would commence an exchange offer on or about September 5, 2002 to acquire each outstanding share of Pure's common stock that it did not already own in exchange for 0.6527 of a share of Pure common stock. On September 17, 2002, the Special Committee, on behalf of Pure's board of directors, determined that the exchange offer was inadequate and not in the best interests of Pure's stockholders. As a result of that recommendation and as a result of subsequent negotiations, Unocal announced that it was increasing the exchange ratio from 0.6527 to 0.70 and that it would be willing to increase the exchange ratio to 0.74 if it reached agreement with Pure senior management regarding the relinquishment of their put rights.



   After extended negotiations, Unocal announced on October 9, 2002 that it had entered into an agreement with Pure senior management providing for their support of the pending exchange offer and had increased the exchange ratio to
0.74. Unocal also announced that it would not waive the condition to the exchange offer that a sufficient number of Pure shares must be tendered to result in Union Oil owning at least 90% of Pure's outstanding common stock.



   After careful consideration of the revised exchange offer, including a thorough review with independent legal and financial advisors, the Special Committee, on behalf of Pure's board of directors, has determined that the revised exchange offer is fair to and in the best interests of Pure's stockholders, other than Union Oil and its affiliates. As described in the enclosed Schedule 14D-9, the Special Committee recommends, on behalf of Pure's board of directors, that you accept Union Oil's revised exchange offer and exchange your shares of Pure common stock for shares of Unocal common stock.





   In connection with the revised exchange offer, the Special Committee received the opinions of the Special Committee's financial advisors, Credit Suisse First Boston Corporation and Petrie Parkman & Co., Inc., as to the fairness, from a financial point of view, of the 0.74 exchange ratio. The opinions can be found in Annexes A and B to the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9, including these opinions, carefully and in its entirety so that you will be fully informed as to the basis of the Special Committee's recommendation.



   If you need additional information, please call:


                     GEORGESON SHAREHOLDER COMMUNICATIONS
                   Shareholders Call Toll-Free: 888-201-2098
                 Banks and Brokers Call Collect: 212-440-9800

   We thank you for your continued support and encouragement.

   Sincerely,

              Keith A. Covington       Herbert C. Williamson, III
              Director and             Director and
              Special Committee Member Special Committee Member